

February 13, 2023

Gareth Sheridan
Chief Executive Officer
NutriBand Inc.
121 South Orange Ave., Suite 1500
Orlando, FL 32801

>   **Re: NutriBand Inc.**
>   **Form 8-K**
>   **Filed January 5, 2023**
>   **File No. 001-40854**

Dear Gareth Sheridan:

   We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

   After reviewing your response to these comments, we may have additional comments.

Form 8-K filed January 5, 2023

General

1.   You issued a press release on January 5, 2023 stating that the company is one of the first companies to dual list on Upstream under the ticker symbol NTRB. Please disclose what security is being listed on Upstream (i.e., common stock or tokenized equity). Disclose whether Upstream is a registered exchange and in what jurisdiction, and the risks and uncertainties with listing on this exchange, including any restrictions on investors. In this regard, also explain what you mean when you state that Upstream, a MERJ Exchange Market (merj.exchange), is "a fully regulated global stock exchange for digital securities and NFTs."

2.   It appears that the Upstream website allows trading of tokenized equity of certain companies and that you are listed on Upstream. With a view toward disclosure, please provide a materially complete description of the tokenized shares and the process by which shareholders exchange their common shares for the tokenized shares, including the

entire lifecycle from the initial exchange of common shares for tokenized shares through the exchange back into common shares. In responding to this comment:

- include the company's legal analysis as to the characterization of the tokenized equity, and whether it is the same class as the common shares, a different class of common stock, or a security-based swap.
- provide a detailed explanation of how such securities are the same as the issued and outstanding shares of common stock already registered, as well as how such shares compare in regard to transferability and the role of the transfer agent, whether on Upstream or otherwise.
- explain the role of MERJ Depository and Registry Limited and how it interacts with the company's U.S. transfer agent, and also address how any "tokenized equity" is held on Upstream through MERJ Depository and Registry Limited (e.g., whether through a shareholder's wallet or an omnibus wallet).

3. The press release indicates that shareholders are eligible to claim digital NFTs. Explain whether you are planning to offer any digital dividends to shareholders and disclose the process for distribution of digital dividends, including whether the digital dividends will be limited to those who hold the tokenized shares. Also explain how you will inform and communicate to shareholders in regard to any digital dividends or gifts, with respect to the tokenized shares.

4. With a view toward disclosure, please clarify whether there could be discrepancies between the trading prices of common shares on Nasdaq and the tokenized shares on Upstream, whether resulting from different liquidity in the markets or otherwise.

5. With a view toward disclosure, please clarify what information is publicly available about the trading activity that occurs on Upstream and, in particular, what information holders of common shares would have about the trading on Upstream before making a decision to exchange their common shares for tokenized shares. In your January 5, 2023 press release, you refer investors to the Upstream website for additional details on the Nutriband listing, how shareholders can deposit shares and trade on Upstream, and how to claim the commemorative NFT.

6. You state that "Global investors can now trade by downloading Upstream from their preferred app store at https://upstream.exchange/, creating an account by tapping sign up." However, you also state that "U.S. investors are not permitted to purchase Upstream listed securities. U.S. and Canadian citizens will only be able to trade in securities they currently own, that have been listed on Upstream, for liquidation purposes only." With a view toward disclosure, please clarify and reconcile these two statements.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jane Park at 202-551-7439 or Loan Lauren Nguyen at 202-551-3642 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services

cc: Michael Paige, Esq.